                                                    --------------------------
                                                            OMB APPROVAL
                                                    --------------------------
--------                                            OMB Number:      3235-0104
 FORM 3                                             Expires: December 31, 2001
--------                                            Estimated average burden
                                                    hours per response.... 0.5
                                                    --------------------------

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

-----------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
    EF-II Holdings, LLC                       (Month/Day/Year)              Benz Energy Inc. (BZG.V)            (Month/Day/Year)
----------------------------------------                                 ------------------------------------
     (Last)     (First)     (Middle)             04/18/00                5. Relationship of Reporting        -----------------------
    1101 Louisiana Avenue, Suite 3150      ----------------------------     Person(s) to Issuer              7. Individual or Joint/
----------------------------------------   3. I.R.S. Identification         (Check all applicable)              Group Filing (Check
             (Street)                         Number of Reporting              Director    X  10% Owner         Applicable Line)
                                              Person, if an entity       -----           -----                      Form filed by
    Houston, TX 77002                         (voluntary)                      Officer        Other (specify    --- One Reporting
--------------------------------------                                   -----           -----      below)          Person
      (City)      (State)      (Zip)       ----------------------------  (give title below)                      X  Form filed by
                                                                                                                --- More than One
                                                                         ------------------------------             Reporting Person
-----------------------------------------------------------------------------------------------------------------------------------
            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01/share               9,352,887(1)(2)                   D(1)(2)
----------------------------------------------------------------------------------------------------------------------------------
Class A Series I Redeemable
Preferred Stock, par value $1.00/share           13,888,140(1)(2)                  D(1)(2)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (3-99)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-  6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship       Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of    (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:
(1) These securities are owned solely by EF-II Holdings, LIC ("EF-II"). As a member of EF-II, EnCap Equity 1996 Limited Partnership
("EnCap LP") may be deemed to have an indirect beneficial ownership interest in the stock owned by EF-II, as exercised through its general partner, EnCap Investments, L.L.C. ("EnCap Investments").  EnCap Investments may be deemed to have an indirect beneficial ownership interest in the stock owned by EF-II as a result of its general partnership interest in EnCap LP and by virtue of an investment agreement whereby EnCap Investments serves as investment advisor to Energy Capital Investment Company PLC, which is a member of EF-II.
(2) EnCap Investments disclaims any beneficial ownership of the shares owned by EF-II and such other affiliates. EnCap LP disclaims any beneficial ownership interest in the shares owned by EF-II, except to the extent of its pecuniary interest in such shares.


                                                                                     EF-II Holdings, LLC
                                                                                     By:  EnCap Equity 1996 Limited Partnership,
                                                                                          Member
                                                                                     By:  EnCap Investments L.L.C.,
                                                                                          its General Partner
Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal           /s/ D. MARTIN PHILLIPS         4/27/00
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             -------------------------------  ----------
                                                                                     **Signature of Reporting Person     Date
                                                                                     Name:  D. Martin Phillips
Note. File three copies of this Form, one of which must be manually signed.          Title: Managing Director
      If space is insufficient, See Instruction 6 for procedure.                                                            Page 2
                                                                                                                   SEC 1473 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             JOINT FILER INFORMATION

NAME:         ENCAP EQUITY 1996 LIMITED PARTNERSHIP, A TEXAS LIMITED PARTNERSHIP

ADDRESS:                   1100 LOUISIANA AVENUE, SUITE 3150
                           HOUSTON, TEXAS 77002

DESIGNATED FILER:          EF-II HOLDINGS, LLC

ISSUER & TICKER SYMBOL:    BENZ ENERGY INC. (BZG.V)

DATE OF EVENT REQUIRING STATEMENT:     04/18/00

SIGNATURE:                    ENCAP EQUITY 1996 LIMITED PARTNERSHIP

                              BY:  ENCAP INVESTMENTS L.L.C., GENERAL PARTNER


                                   BY:  /s/ D. MARTIN PHILLIPS
                                      ------------------------------------------
                                   NAME: D. MARTIN PHILLIPS
                                   TITLE: MANAGING DIRECTOR



NAME:       ENERGY CAPITAL INVESTMENT COMPANY PLC, AN ENGLISH INVESTMENT COMPANY

ADDRESS:                   1100 LOUISIANA AVENUE, SUITE 3150
                           HOUSTON, TEXAS 77002

DESIGNATED FILER:          EF-II HOLDINGS, LLC

ISSUER & TICKER SYMBOL:    BENZ ENERGY INC. (BZG.V)

DATE OF EVENT REQUIRING STATEMENT:     04/18/00

SIGNATURE:                    ENERGY CAPITAL INVESTMENT COMPANY PLC

                              BY:  ENCAP INVESTMENTS, L.L.C., INVESTMENT ADVISOR

                                   BY:  /s/ D. MARTIN PHILLIPS
                                      ------------------------------------------
                                   NAME: D. MARTIN PHILLIPS
                                   TITLE: MANAGING DIRECTOR